SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C.  20549


                              Form 11-K

   [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2002

                        OR

   [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
	THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from            to

                    Commission file number 0-8467

   A. Full title of the plan and the address of the plan, if different from that of the issuers named below:


                      WESBANCO, INC. KSOP


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          WesBanco, Inc.
                          1 Bank Plaza
                          Wheeling, WV  26003





                            Required Information


A. Financial Statements and Schedule:                                 Page


  Report of Independent Auditors . . . . . . . . . . . . . . . . . . .  3

  Audited Financial Statements

    Statements of Net Assets Available for Benefits. . . . . . . . . .  4
    Statements of Changes in Net Assets Available for Benefits . . . .  5
    Notes to Financial Statements  . . . . . . . . . . . . . . . . . .  6

  Supplemental Information

    Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) . 14
    Schedule H, Line 4(j) - Schedule of Reportable Transactions. . . . 15


B. Exhibits


  23   Consent of Independent Auditors  . . . . . . . . . . . . . . . E-1

  99.1 Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 . . E-2






                           SIGNATURES


	The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          WESBANCO, INC. KSOP
                                          -------------------
                                          (Name of Plan)


  June 30, 2003
-----------------
     Date
                                          /s/ Robert H. Young
                                          ----------------------------------
                                          Robert H. Young
                                          Executive Vice President and Chief
                                          Financial Officer






AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

WesBanco, Inc. KSOP
Years ended December 31, 2002 and 2001 with Report of Independent Auditors


                               1


                            WesBanco, Inc. KSOP

        Audited Financial Statements and Supplemental Information


                Years ended December 31, 2002 and 2001




                              Contents

Report of Independent Auditors. . . . . . . . . . . . . . . . . . . .   3

Audited Financial Statements

Statements of Net Assets Available for Benefits . . . . . . . . . . .   4
Statements of Changes in Net Assets Available for Benefits. . . . . .   5
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .   6

Supplemental Information

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year). . .  14
Schedule H, Line 4(j) - Schedule of Reportable Transactions . . . . .  15



                               2


                     Report of Independent Auditors

Pension Committee
WesBanco, Inc.

We have audited the accompanying statements of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                        /s/ Ernst & Young LLP

June 11, 2003

                               3



                         WesBanco, Inc. KSOP

            Statements of Net Assets Available for Benefits


                                                        December 31
                                                     2002         2001
                                                 --------------------------
Assets
Investments:
  Registered investment companies                $  6,944,889  $  7,254,787
  WesBanco common stock                            12,207,148    11,791,744
  WesBanco Unitized Fund                            3,018,082     2,820,823
  Cash and short-term investments                     150,770        15,732
  Participant loans                                       ---         6,011
                                                 --------------------------
Total investments                                  22,320,889    21,889,097

Due from merged plan                                1,354,380           ---
Contributions receivable                              120,380       100,500
Accrued assets                                        122,918       162,521
                                                 --------------------------
Total assets                                       23,918,567    22,152,118

Liabilities
Note payable to bank                                1,028,850     1,572,353
Accrued liabilities                                     7,582         4,916
                                                 --------------------------
Net assets available for benefits                $ 22,882,135  $ 20,574,849
                                                 ==========================


See accompanying notes.


                               4


                             WesBanco, Inc. KSOP

        Statements of Changes in Net Assets Available for Benefits



                                                     Years ended December 31
                                                      2002          2001
                                                  --------------------------
Additions
Investment income:
  Interest and dividends                          $    563,582  $    728,307
  Net depreciation in fair value of investments         (8,015)   (2,096,955)
                                                  --------------------------
Total investment income (loss)                         555,567    (1,368,648)

Contributions:
  Employer                                             894,261     1,021,511
  Employees                                          1,498,595     1,275,608
                                                  --------------------------
Total contributions                                  2,392,856     2,297,119

Assets from merged plans                             1,354,380        30,080
                                                  --------------------------
Total additions                                      4,302,803       958,551

Deductions
Distributions to participants                        1,912,483     2,081,419
Interest expense                                        83,034       134,034
                                                  --------------------------
Total deductions                                     1,995,517     2,215,453
                                                  --------------------------

Net increase (decrease)                              2,307,286    (1,256,902)

Net assets available for benefits:
  Beginning of year                                 20,574,849    21,831,751
                                                  --------------------------
  End of year                                     $ 22,882,135  $ 20,574,849
                                                  ==========================

See accompanying notes.


                               5


                          WesBanco, Inc. KSOP

                     Notes to Financial Statements

                      December 31, 2002 and 2001

1. Plan Description

WesBanco, Inc. is a bank holding company offering a wide range of financial services, including trust and mortgage banking services, through offices located in West Virginia, central and eastern Ohio, and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement and Summary Plan Description for more complete information. The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of the Company. The Plan includes an Employer Stock Ownership Plan (ESOP), established on December 31, 1986, which is a noncontributory, defined contribution plan, and also qualifies as a cash or deferral arrangement under Section 401(k) of the Internal Revenue Code effective January 1, 1996. The Trust Department of WesBanco Bank, Inc. is the trustee of the ESOP. State Street Bank and Trust Company is the trustee for the 401(k) portion of the Plan. Trustee fees may be paid by the Plan or Plan Sponsor (WesBanco, Inc.) at the discretion of the Plan Sponsor.

Employee Stock Ownership Plan

Employer contributions to the ESOP are made in an amount determined by the Board of Directors. For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the principal and interest on the loan for that year. The ESOP makes contributions to participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31. Contributions and forfeitures are allocated to participants in proportion to each participant's compensation, but cannot exceed the lesser of $30,000 or 25% of such participant's compensation during the plan year.

Participant's interests in the ESOP are fully vested after five years of service. Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in lump sum or installments over a period that the participant selects, within certain Plan restrictions. Generally, terminations of employment for reasons other than death, normal retirement, or permanent disability prior to completion of five years of service results in forfeiture.



                               6


                          WesBanco, Inc. KSOP

                Notes to Financial Statements (continued)


1. Plan Description (continued)

The ESOP maintains a revolving line of credit with WesBanco Bank, Inc. and uses the proceeds of the loan to buy common stock of the Company. The ESOP holds common stock in a suspense account until principal payments are made on the loan. As loan payments are made, an amount of common stock is released from the suspense account and allocated to the accounts of the participants based on the participant's compensation. The borrowing is collateralized by the unallocated shares of stock and periodic payments are guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. At December 31, 2002, the ESOP holds 521,896 shares of WesBanco stock, of which 436,162 shares were allocated to specific employee accounts and 85,734 shares were unallocated.

401(k)

The 401(k) provides for salary deferral and matching employer contributions. Effective January 1, 2002, an employee who has attained 21 years of age and completed 60 days of service shall become a participant of the 401(k) the first day of each calendar month. Prior to January 1, 2002, an employee became a participant in the 401(k) on the employee's employment date effective on January 1, April 1, July 1 or October 1 following such employee's employment date, if the employee had reached the employee's twenty-first birthday. Eligible employees can invest the employee deferral, employer matching, and employee rollover contribution among funds that are made available by the Plan Administrator. A participant's interest is 100% vested in the employee deferral, employee matching, and rollover accounts. Hardship distributions can be made from a participant's employee deferral account with approval by the Plan Administrator, if specific criteria are met.

Employer-matching contributions may be paid to the Trust in cash or shares of WesBanco Common Stock, as determined by the Board. Matching contributions to the 401(k) equal 50% of the first 2% of compensation deferred and 25% of the next 2% of compensation deferred. Effective January 1, 2003, the matching contributions are equal to 50% of the first 4% of compensation deferred. The amount of the contribution will not be greater than the amount permitted by federal law.

Changes in the 401(k) funds during 2001 included the liquidation of the Neuberger-Berman Genesis Fund and Neuberger-Berman
Guardian Plan and the reinvestment of the funds into the WesMark
Small Company Growth Fund and the AIM Basic Value Fund, respectively. On


                               7



                          WesBanco, Inc. KSOP

                Notes to Financial Statements (continued)


1. Plan Description (continued)

January 1, 2001, the Unitized Stock Fund was initiated with an arbitrary price of $10.00 per unit. This price in no way correlates with the actual price per share of WesBanco common stock. The Unitized Fund offers daily valuation for balances that were previously held in actual shares in the WesBanco Common Stock Fund. The unitization allows participants to transfer in and out of the Unitized Fund on a daily basis. During 2002, WesBanco added four new funds, including the T. Rowe Price Mutual Fund, Vanguard Group Fixed Income Fund, Vanguard Group Fixed Income Intermediate Term, and the Fidelity Investment Growth Company Fund. Other fund options included Federated Prime Obligations, Federated Max-Cap Fund, WesMark Bond Fund, WesMark Growth Fund, WesMark Balanced Fund, Harbor Capital Appreciation Fund, and Harbor International Fund.

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

Valuation of Investments

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Priorities Upon Termination of the Plan

The Company reserves the right to terminate the Plan at any time. In the event the Plan is completely or partially terminated or the Company determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants' accounts will


                               8



                          WesBanco, Inc. KSOP

                Notes to Financial Statements (continued)


2. Summary of Significant Accounting Policies (continued)

immediately become fully vested and nonforfeitable. The trustee will be directed to either continue to hold the property in the participants' accounts in accordance with the provisions of the Plan until such accounts would become distributable under the provisions of the Plan, or distribute to such participants all property allocated to their accounts.

Reclassification

Certain amounts in the financial statements for prior years have been reclassified to conform to the statement presentation for the current year. These reclassifications have no effect on net assets available for plan benefits.

3. Transactions with Parties-in-Interest

Legal, accounting and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or Plan Sponsor. WesBanco Bank, Inc. provides investment advisory services for the WesMark funds. The Plan is administered by the Plan Sponsor. The trustee of the ESOP is the Trust Department of WesBanco Bank, Inc. As noted below, the note payable represents a loan from WesBanco Bank. The Company makes contributions to the Plan, which are then used to make required payments on the note payable to the Company.

4. Note Payable

During 2000, the WesBanco ESOP renewed a revolving line of credit with WesBanco Bank, Inc. Conditions of the loan agreement provide for a revolving line of credit in the aggregate amount of $2,000,000 to facilitate purchases of WesBanco Common Stock in the open market. The loan bears interest at a rate equal to the lender's base rate and requires annual repayments of principal equal to 20% of the balance as of January 1 of each year. The loan has a final maturity date of five years from the date of inception. The $2,000,000 revolving line of credit had a balance of $1,028,850 and $1,572,353 as of December 31, 2002 and 2001,
respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the
Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements



                               9



                          WesBanco, Inc. KSOP

                Notes to Financial Statements (continued)


5. Income Tax Status (continued)

of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Investments

For the years ended December 31, 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:


                                                   2002                          2001
                                        ----------------------------------------------------------
                                                           Net                           Net
                                                       Appreciation                  Appreciation
                                        Fair Value    (Depreciation)   Fair Value   (Depreciation)
                                        ----------------------------------------------------------
Investments at fair value as
determined by quoted market price:

  Participant-directed investments:
    Federated Prime Obligations Fund    $   944,774   $        ---     $    494,181   $        ---
    WesMark Small Company Fund              598,674       (276,055)         812,637       (121,347)
    WesMark Fixed Income Fund               772,561          5,224          650,269         11,849
    WesMark Growth Fund                   2,276,300*      (703,220)       2,807,647*      (528,751)
    Harbor International Fund               127,877        (39,458)         139,587        (90,755)
    WesMark Balanced Fund                   392,793        (89,462)         405,151        (57,793)
    Harbor Capital Appreciation Fund        635,068       (292,548)         934,298       (214,346)
    Federated Max-Cap Fund                  231,481        (68,693)         287,930        (38,869)
    AIM Funds Group Basic Value Class A     740,896       (208,102)         723,087         16,620
    Vanguard Group Fed Fixed Income Fund     34,735             30              ---            ---
    Vanguard Group Fixed Income
      Intermediate Term                     142,398          3,123              ---            ---
    T. Rowe Price Mutual Funds
      Small Cap Stock                        42,529         (1,488)             ---            ---
    Fidelity Investments Growth
      Company Fund                            4,803           (170)             ---            ---
    Participant loans                           ---            ---            6,011            ---
                                        -----------------------------------------------------------
      Total participant-directed          6,944,889      (1,670,819)      7,260,798     (1,023,392)


    Nonparticipant-directed investments:
    WesBanco common stock                12,207,148*      1,293,982      11,791,744*      (908,022)
    WesBanco Unitized Fund                3,018,082*        368,822       2,820,823*      (165,541)
    Federated Prime Obligations Fund        150,770             ---          15,732            ---
                                        -----------------------------------------------------------
      Total nonparticipant-directed      15,376,000       1,662,804      14,628,299     (1,073,563)
                                        -----------------------------------------------------------
          Total                         $22,320,889   $      (8,015)    $21,889,097   $ (2,096,955)
                                        ===========================================================

*The fair value of these individual investments represent 5% or more of the Plan's net assets.


                               10


                          WesBanco, Inc. KSOP

                Notes to Financial Statements (continued)



6. Investments (continued)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                         December 31, 2002
                                   ---------------------------------------------------------
                                    WesBanco       WesBanco
                                    Allocated      Unallocated     WesBanco
                                    ESOP Fund      ESOP Fund     Unitized Fund     Total
                                   ---------------------------------------------------------
Investments at fair value:
  WesBanco common stock            $ 10,201,821    $  2,005,327  $        ---   $ 12,207,148
  WesBanco Unitized Fund                    ---             ---     3,018,082      3,018,082
  Cash and short-term investments       150,770             ---           ---        150,770
                                   ---------------------------------------------------------
Total investments                    10,352,591       2,005,327     3,018,082     15,376,000

Accrued assets                          122,918             ---           ---        122,918
Due to (from)                           718,026        (718,026)          ---            ---
                                   ---------------------------------------------------------
Total assets                         11,193,535       1,287,301     3,018,082     15,498,918

Note payable to bank                        ---      (1,028,850)          ---     (1,028,850)
                                   ---------------------------------------------------------
Net assets available for benefits  $ 11,193,535    $    258,451  $  3,018,082   $ 14,470,068
                                   =========================================================



                                                         December 31, 2001
                                   ---------------------------------------------------------
                                    WesBanco       WesBanco
                                    Allocated      Unallocated     WesBanco
                                    ESOP Fund      ESOP Fund     Unitized Fund     Total
                                   ---------------------------------------------------------
Investments at fair value:
  WesBanco common stock            $  9,585,961    $  2,205,783  $        ---   $ 11,791,744
  WesBanco Unitized Fund                    ---             ---     2,820,823      2,820,823
  Cash and short-term investments        15,732             ---           ---         15,732
                                   ---------------------------------------------------------
Total investments                     9,601,693       2,205,783     2,820,823     14,628,299


Accrued assets                          128,759             ---           ---        128,759
Due to (from)                           394,215        (394,215)          ---            ---
                                   ---------------------------------------------------------
Total assets                         10,124,667       1,811,568     2,820,823     14,757,058

Note payable to bank                        ---      (1,572,353)          ---     (1,572,353)
                                   ---------------------------------------------------------
Net assets available for benefits  $ 10,124,667    $    239,215  $   2,820,823  $ 13,184,705
                                   =========================================================



                               11


                          WesBanco, Inc. KSOP

                Notes to Financial Statements (continued)




6. Investments (continued)

                                                    Year ended December 31, 2002
                                   ---------------------------------------------------------
                                    WesBanco       WesBanco
                                    Allocated      Unallocated     WesBanco
                                    ESOP Fund      ESOP Fund     Unitized Fund     Total
                                   ---------------------------------------------------------
Net assets available for benefits
  at January 1, 2002               $ 10,124,667    $    239,215  $   2,820,823  $ 13,184,705
Additions:
  Interest and dividends                426,090          72,948            ---       499,038
  Net appreciation in fair value
    of investments                    1,136,970         157,012        368,822     1,662,804
  Contributions                             ---         550,000        512,978     1,062,978

Deductions:
  Distributions                      (1,171,882)            ---       (359,586)   (1,531,468)
  Interest expense                          ---         (83,034)           ---       (83,034)

Net transfers                           677,690        (677,690)      (324,955)     (324,955)
                                   ---------------------------------------------------------
Net assets available for benefits
     at December 31, 2002          $ 11,193,535    $    258,451  $   3,018,082  $ 14,470,068
                                   =========================================================


                                                   Year ended December 31, 2001
                                   ---------------------------------------------------------
                                    WesBanco       WesBanco
                                    Allocated      Unallocated     WesBanco
                                    ESOP Fund      ESOP Fund     Unitized Fund     Total
                                   ---------------------------------------------------------
Net assets available for benefits
  at January 1, 2001               $ 11,274,478    $        ---  $   2,776,276  $ 14,050,754
Additions:
  Interest and dividends                435,751          67,739         27,364       530,854
  Net (depreciation) appreciation
    in fair value of investments     (1,113,805)        205,783       (165,541)   (1,073,563)
  Contributions                             ---         705,783        533,896     1,239,679

Deductions:
  Distributions                      (1,077,813)            ---       (346,348)   (1,424,161)
  Interest expense                          ---        (134,034)           ---      (134,034)

Net transfers                           606,056        (606,056)        (4,824)       (4,824)
                                   ---------------------------------------------------------
Net assets available for benefits
  at December 31, 2001             $ 10,124,667    $    239,215  $   2,820,823  $ 13,184,705
                                   =========================================================


                               12




                          WesBanco, Inc. KSOP

                Notes to Financial Statements (continued)



7. American Bancorporation Profit Sharing 401(k) Plan

On March 1, 2002, WesBanco completed the acquisition of American Bancorporation. As a result of the acquisition, the American Bancorporation Profit Sharing 401(k) Plan (American Plan) was frozen effective March 31, 2002 and all eligible American Plan participants were automatically enrolled in the Plan. Effective December 31, 2002, the American Plan was merged with and into the 401(k) portion of the Plan. As a result, a due from the American Plan of $1,354,380 was recorded as of December 31, 2002. The net assets of the American Plan were transferred into the Plan on January 3, 2003.


                               13



                             WesBanco, Inc. KSOP

                  EIN:  55-0571723         Plan Number:  002

                  Schedule H, Line 4(i)-Schedule of Assets
                            (Held at End of Year)

                            December 31, 2002

Identity of Issue, Borrower,          Description of
Lessor or Similar Party                 Investment                     Cost     Current Value
---------------------------------------------------------------------------------------------
Short-Term Investments
----------------------
      150,770                 Federated Prime Obligations Fund (ESOP)    NR      $   150,770

Registered Investment Companies
-------------------------------

      944,774                 Federated Prime Obligations Fund           NR          944,774
      120,944                 WesMark Small Company Fund*                NR          598,674
       77,179                 WesMark Fixed Income Fund*                 NR          772,561
      243,194                 WesMark Growth Fund*                       NR        2,276,300
       19,316                 Harbor International Fund                  NR          127,877
       50,618                 WesMark Balanced Fund*                     NR          392,793
       31,423                 Harbor Capital Appreciation Fund           NR          635,068
       12,983                 Federated Max-Cap Fund                     NR          231,481
       33,893                 AIM Funds Group Basic Value Class A        NR          740,896
        3,246                 Vanguard Group Fed Fixed Income            NR           34,735
       12,078                 Vanguard Group Fixed Income
                                Intermediate Term                        NR          142,398
        1,978                 T-Rowe Price Mutual Funds Small Cap Stock  NR           42,529
          136                 Fidelity Investments Growth Company Fund   NR            4,803

Equity Securities
-----------------

      521,896                 WesBanco Common Stock*                $ 7,167,655   12,207,148

Unitized Fund
-------------

      269,954                 WesBanco Unitized Fund*                    NR        3,018,082



*Party-in-interest
NR - Not required

                               14




                               WesBanco, Inc. KSOP

                   EIN:  55-0571723          Plan Number:  002

           Schedule H, Line 4(j)-Schedule of Reportable Transactions

                           Year ended December 31, 2002

                                                                                                   Current
                                                                                                   Value of
                                                                                                   Asset on
Identity of                                               Purchase     Selling      Cost of      Transaction
Party Involved          Description of Assets               Price       Price        Asset           Date       Net Gain
-------------------------------------------------------------------------------------------------------------------------
Category I
----------

None


Category III
------------

WesBanco Unitized Fund    Registered Investment Company
                          87 purchases                     $ 3,678,730  $       ---  $ 3,678,730  $ 3,678,730         N/A
                          76 sales                                 ---    3,850,293    3,613,877    3,613,877   $ 236,416

Federated Prime
  Obligations Fund        Registered Investment Company
                          141 purchases                      4,595,282          ---    4,595,282    4,595,282         N/A
                          83 sales                                 ---    4,045,635    4,045,635    4,045,635         ---




N/A-Not Applicable

There were no type (II) or (IV) transactions for the year ended
   December 31, 2002.

</TABLE

                               15